Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

CWA: SBC-AT&T merger is good for consumers, employees

June 6, 2005
A research paper released by the Communications Workers of America has determined that the merger of SBC Communications and AT&T “is in the best interests of consumers and industry employees throughout the United States because it will reinvigorate AT&T’s declining business” and present no harm to competition.

In fact, without a vigorous merger partner, “there is a real threat that AT&T will face even more dramatic declines, or will disappear altogether. That would be very damaging for consumers and workers,” the report said.

More merger news, updates

CWA President Morton Bahr said it was critical that state and federal regulators review the report’s findings. “AT&T’s consumer business is now in a free-falling decline, and this will continue to have a drastic impact on employment and jobs. Allowing this company to decline into obsolescence, and eventually be sold off for its assets, serves no one. The merger with SBC, however, provides a real opportunity for job growth and the further development of services and products that consumers want,” he said.

The CWA paper cited the dramatic deterioration of AT&T’s operations, noting that total revenues had declined by $19 billion, or 38 percent, since 1999. In 2004, AT&T suffered a $10 billion operating loss, the report noted.

“The principal victims of the decline are AT&T employees,” with the company cutting occupational employment in the wireline operations by two- thirds, or 27,000 jobs since 1999, the paper found. This downsizing has been devastating to families and communities, and also threatens customer service as AT&T continue to slash jobs and outsource and offshore technical and customer service work to places such as India, the Philippines and Mexico, the report said.

It is clear, the report said, that “AT&T, as a stand alone business, can only go in one direction, and that involves shrinking revenues, shrinking income, shrinking investment and shrinking jobs,” the study said. But “SBC has a plan for AT&T that will create a new, vigorous provide of innovative telecommunications products for consumers and a robust provider of secure jobs in communities throughout the United States,” it added.

AT&T has a record of careening “from one failed business strategy to another,” the report said, citing AT&T’s decision to sell the cable operation it originally purchased for $92 billion for $54 billion, thus abandoning its facilities-based broadband strategy, and its decision in 2001 to spin off its wireless operation, leaving the company without a wireless product to meet customers’ demands for bundled service.

Other AT&T actions — exiting the residential market, discontinuing direct marketing of Voice over the Internet Protocol, closing call centers, severely limiting all marketing, moving away from service to small business customers — also indicate that AT&T has clearly chosen to focus only on larger business and government customers.

It is clear that both consumers and business customers are finding other providers, including CLECs, cable providers and Voice over the Internet Protocol (VoIP) providers, and wireless companies to handle their communications needs, the report noted. “Already-abundant competition in the telecom space is expanding further,” the study said.

“The number and prominence of competitors able to offer local and long- distance service has been on the rise,” wireless service has cut deeply into the number of minutes used on wireline networks, cable companies are offering similar packages, and emerging technologies offer additional competitive outlets, including VoIP, email, instant messaging and text messaging, the report found.

The future for AT&T employees is less clear, however, and these workers need the opportunity of the merger with SBC to stabilize their future, the report said.

Federal and state regulators should quickly and enthusiastically endorse the proposed transaction, the report concluded. The New Jersey Board of Public Utilities will take up the issue tonight at a meeting in Somerset County.

The white paper is available at: http://files.cwa-union.org/National/CommunicationsPolicy/Other/SBC- ATTMergerGood.pdf.

Source: Communications Workers of America

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder

Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.